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                              July 18, 2023

       Gaga Gvenetatdze
       Chief Executive Officer
       Kheoba Corp.
       24 Vazha-Pshavela St.
       Tbilisi, Georgia 0105

                                                        Re: Kheoba Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed July 6, 2023
                                                            File No. 333-263020

       Dear Gaga Gvenetatdze:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-1

       Notes to the Financial Statements
       Note 3 - Summary of Significant Accounting Policies
       Revenue Recognition, page F-7

   1. We note your response to our prior comment 2 and the new disclosure on page F-7. In your disclosure you
state, "The Company determines that the obligation is satisfied when the customer signs the
act of acceptance." In this regard, disclose if revenue is recognized at a point in time or
over time and tell us how you considered ASC 606-10-25-27(a) when determining revenue
recognition timing.
 Gaga Gvenetatdze
FirstName  LastNameGaga Gvenetatdze
Kheoba Corp.
Comapany
July       NameKheoba Corp.
     18, 2023
July 18,
Page  2 2023 Page 2
FirstName LastName
Website Development Costs, page F-7

2. We note your response to comment 1 and new disclosure on page F-15. However, your disclosure still does not address when you start to capitalize website development costs and when you determine to begin amortization. Please revise your disclosure and refer to your basis in the accounting literature. Also, tell us why you have not recorded amortization expense for six months ended April 30, 2023.
        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff
Attorney, at (202) 551-6521 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology